Exhibit 99.1

Bragg Gaming Extends Agreement with Entain for Provision of PAM to BetCity.nl

Agreement Includes Continuation of Bragg as Exclusive Supplier of Content and Product Delivery Services to the Leading Dutch Sportsbook and Casino Operator

TORONTO, November 7, 2023 – Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a global B2B gaming technology and content provider, today announced it has extended its agreement with Entain Plc (LSE: ENTL) to supply Entain’s Dutch iGaming operator, BetCity.nl, with the Company’s Player Account Management (“PAM”) platform until 2025.

BetCity.nl will also continue to utilize Bragg’s content and product delivery services on an exclusive basis for the duration of the extended PAM agreement, allowing Bragg to provide its proprietary, exclusive and aggregated casino content as well as the delivery of sports betting products to customers of the leading Dutch market operator.

In addition, Bragg will integrate with several new iGaming suppliers to further enhance the localized content portfolio the Company provides to the Netherlands market.

Matevž Mazij, Bragg Chairman and Chief Executive Officer, commented, “As reflected in BetCity.nl’s strong market position, we have enjoyed a highly successful partnership since launching with them a little over two years ago. We are pleased to extend our agreement to supply our PAM, proprietary, third-party exclusive and aggregated content to their players until 2025, during which time we are also prepared to work with the BetCity.nl team on a potential migration of the brand to Entain’s proprietary platform.

“In the meantime, we look forward to powering the continued success of BetCity.nl, as we continue to further enhance our content and product offering for the Dutch market where we are proud to be a leading iGaming supplier.”

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s Annual Information Form dated March 23, 2023, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

About Bragg Gaming Group Inc.

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more.

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
info@bragg.games